

August 20, 2015

Mail Stop 4631

<u>Via U.S. Mail</u>
Ms. Michele Greco, VP and Chief Financial Officer
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL 60654

> **Re: The Female Health Company**
> **Form 10-K for the year ended September 30, 2014**
> **Filed December 2, 2014**
> **Form 10-Q for the quarter ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-13602**

Dear Ms. Greco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended September, 30, 2014</u>

<u>Consolidated Statements of Cash Flows, page F-8</u>

1.   We note your non-cash activity of reducing accrued expenses upon issuance of shares. Please tell us what gives rise to this non-cash transaction and your accounting policy for this activity. Additionally, please revise future periodic filings to clearly disclose your accounting policy for these transactions.

Form 10-Q for the quarter ended June 30, 2015

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation

Restricted Cash, page 8

2.   We note that restricted cash relates to security provided to one of the Company's U.K. banks for performance bonds issued in favor of customers and that you have included restricted cash within your cash balance for presentation on the balance sheet. Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item. Additionally, please tell us what consideration you gave to ASC Topic 230-10-45 in determining your cash flow presentation of changes in restricted cash.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction